SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

American CareSource Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

02505A202
(CUSIP Number)

Mark C. Oman 1170 Peachtree Street NE, Suite 2350 Atlanta, Georgia 30309 (404) 465-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Mark C. Oman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,000(1)
	8	SHARED VOTING POWER 70,000(2)
	9	SOLE DISPOSITIVE POWER 580,000(1)
	10	SHARED DISPOSITIVE POWER 70,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) Consists of 100,000 shares of Common Stock held directly by Mr. Oman and 480,000 shares of Common Stock issuable to Mr. Oman upon the exercise of currently exercisable warrants.

(2) These shares of Common Stock are held jointly by Mr. Oman and his wife.

(3) See Notes (1) and (2) above.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock (the "Common Stock") of American CareSource Holdings, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1170 Peachtree Street, Suite 2350, Atlanta, Georgia 30309.

Item 2. Identity and Background.

The person filing this statement is Mark C. Oman, whose business address is c/o American CareSource Holdings, Inc., 1170 Peachtree Street NE, Suite 2350 Atlanta, Georgia 30309.  Mr. Oman serves on several boards and manages investments for various family-owned entities located in Des Moines, Iowa.

During the past five years, Mr. Oman has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Oman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Unless otherwise indicated below, Mr. Oman used personal funds in connection with the acquisition of shares of Common Stock of the Issuer.

In a series of open-market transactions between October 4, 2012 and December 21, 2012, Mr. Oman and his wife jointly purchased 70,000 shares of Common Stock at an average price of $1.56 per share.

On May 30, 2013, Mr. Oman was awarded 10,000 restricted stock units by the Issuer in consideration of his service as director.  This award is subject to stockholder approval.

On May 5, 2014, Mr. Oman purchased 100,000 shares of Common Stock directly from the Issuer in a private placement transaction for $2.00 per share.

On June 3, 2014, Mr. Oman was awarded 10,000 restricted stock units by the Issuer in consideration of his service as director.  This award is subject to stockholder approval.

On July 30, 2014, Mr. Oman was issued a warrant to purchase 160,000 shares of Common Stock, with an exercise price of $3.15 per share, in consideration for providing a guarantee to a lender of up to $1.0 million for a line of credit extended to the Issuer.

On December 4, 2014, Mr. Oman was issued a warrant to purchase 320,000 shares of Common Stock, with an exercise price of $2.71 per share, in consideration for providing a guarantee to a lender of up to $2.0 million for a line of credit extended to the Issuer.

Item 4. Purpose of Transaction.

All of the Common Stock of the Issuer beneficially owned solely by Mr. Oman and jointly by Mr. Oman and his wife was acquired for investment purposes. Mr. Oman expects to continuously review his investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of the Common Stock, prevailing market conditions and such other considerations as Mr. Oman deems relevant, Mr. Oman may from time to time, and subject to compliance with applicable securities laws, regulatory requirements or contractual restrictions, acquire additional Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Mr. Oman may from time to time hold additional Common Stock, stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock granted to him as compensation for his service to the Issuer.

Additionally, Mr. Oman may from time to time, and subject to compliance with applicable securities laws, regulatory requirements, and any contractual restrictions, dispose of some or all of any Common Stock or other securities acquired depending on various factors, including but not limited to, the prices of the shares, and prevailing market conditions, as well as his personal liquidity and investment objectives.

Mr. Oman serves on the Issuer’s Board of Directors and may from time to time discuss with the Issuer’s management, directors and other stockholders the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Mr. Oman may participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to any shares of Common Stock that he may own. In addition, as discussed above, Mr. Oman serves as a director of the Issuer. As a result, Mr. Oman may, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Except as otherwise indicated herein, Mr. Oman, as stockholder of the Issuer, has no plan or proposal that relates to or would result in any of the transactions or other matters specified in items (a) through (j) of Item 4 of Schedule 13D. However, Mr. Oman may from time to time review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. Oman, in his capacity as director of the Issuer, intends to consider such matters and take such actions as he deems to be in the best interest of the Issuer, which matters and actions could potentially from time to time involve items referenced in the first sentence of this paragraph.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock of the Issuer reported to be beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and is based on 6,714,431 shares reported as outstanding on March 29, 2015 in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2014 plus 28,116 shares that, to Mr. Oman's knowledge, have been issued on the exercise of options since March 29, 2015, or a total of 6,742,547 shares outstanding.  Unless otherwise indicated, Mr. Oman has sole voting and investment power with respect to the shares of Common Stock described below.  As of the date of this Schedule 13D, Mr. Oman beneficially owns 650,000 shares of Common Stock, which includes (i) 70,000 shares owned by Mr. Oman jointly with his wife as to which Mr. Oman has shared voting and investment power, (ii) 100,000 shares owned directly by Mr. Oman, and (ii) 480,000 shares issuable to Mr. Oman upon the exercise of currently exercisable warrants.  Mr. Oman’s beneficial ownership does not include the 20,000 shares of Common Stock underlying the restricted stock units described in Item 3 above.  As a result of the foregoing, as of the date of this Schedule 13D, Mr. Oman beneficially owns 9.0% of the shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between Mr. Oman and any other person or entity.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2015

/s/ Mark C. Oman
Mark C. Oman